

Mail Stop 3233

June 15, 2018

Via E-mail
Mr. Luca Fabbri
Chief Financial Officer
Farmland Partners Inc.
4600 South Syracuse Street,
Suite 1450
Denver, CO 80237-2766

> **Re: Farmland Partners Inc.
> Form 10-K for the fiscal year ended December 31, 2017
> Filed March 5, 2018
> Form 8-K filed May 9, 2018
> File Nos. 1-36405**

Dear Mr. Fabbri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 9, 2018

Exhibit 99.1

1. We note your presentation of AFFO per share guidance. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Please refer to Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities